UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 15, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Ad-hoc Announcement according to § 15 WpHG (Securities Trading Act)
Siemens AG reaches a resolution with German and U.S. authorities
Dr. Theo Waigel appointed as compliance monitor
SIGNATURES

Investor Relations
Munich, December 15, 2008
Ad-hoc Announcement according to § 15 WpHG (Securities Trading Act)
Siemens: Resolution with German and U.S. authorities reached
Siemens AG announced today that legal proceedings against it arising out of allegations of corruption of public officials were concluded on the same day in Munich and in Washington, DC. Siemens will pay total fines and penalties of approximately EUR 1 billion.
In Munich, the public prosecutor issued and Siemens AG accepted a fine of EUR 395 million for failure to supervise its operations effectively. The issued fine concludes the investigations conducted by the Munich public prosecutor against Siemens AG. The investigations against former members of the managing board and employees of Siemens AG as well as against other individuals remain unaffected.
In Washington, DC, Siemens AG pled guilty in Federal Court to charges of circumventing or failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries pled guilty to individual counts of conspiracy to violate the FCPA. In connection with these pleas, Siemens and the three subsidiaries agreed to pay a fine of $450 million (approx. EUR 355 million) to settle charges of the United States Department of Justice (DOJ). At the same time, Siemens settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. Siemens agreed to the disgorgement of profits in the amount of $350 million (approx. EUR 275 million).

Siemens AG CF IR Investor Relations D-80312 Munich	Michael Sen Wittelsbacherplatz 2 D-80333 Munich Phone: +49-89 636 32474; Fax: -32830 E-Mail: investorrelations@siemens.com
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Press Presse Press Presse
Munich, Germany, December 15, 2008
Siemens AG reaches a resolution with German and U.S. authorities
Siemens AG announced today that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC. Siemens will pay total fines and penalties of about €1 billion.
In Munich, the public prosecutor announced the termination of the legal proceeding alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Siemens agreed to pay a fine of €395 million. The payment of this fine marks the conclusion of this legal proceeding in Germany. In a similar action in October 2007 relating to Siemens’ former telecommunications or Com Group, Siemens paid €201 million. This brings the total amount payable to authorities in Germany in connection with these legal proceedings to €596 million. The investigations of former members of the Managing Board, employees of Siemens AG and other individuals remain unaffected by this settlement.
In Washington, DC, Siemens AG pled guilty in Federal Court to charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries pled guilty to individual counts of conspiracy to violate the FCPA. In connection with these pleas, Siemens and the three subsidiaries agreed to pay a fine of US$450 million (approximately €350 million) to resolve charges leveled by the United States Department of Justice (DOJ). At the same time, Siemens settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. Siemens agreed to the disgorgement of profits in the amount of US$350 million (approximately €270 million).
The agreement reflects the U.S. prosecutors’ express recognition of Siemens’ “extraordinary cooperation” as well as Siemens’ new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency (DLA), issued a formal determination that Siemens remains a responsible contractor for U.S. government business.
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Under the terms of the plea and settlement agreements reached today in the United States, Siemens has engaged Dr. Theo Waigel, former German Finance Minister, as compliance monitor to evaluate and report on the company’s progress in implementing and operating its new compliance programs. Waigel, who was recommended by Siemens, will be the first non-U.S. national appointed to serve as a compliance monitor.
“Siemens is closing a painful chapter in its history. For Siemens, the corruption cases in Germany and the U.S. are now over. Today marks the end of an unprecedented two-year effort to resolve extremely serious matters for the company. Based on robust leadership processes, Siemens has established a sustainable culture of compliance,” said Gerhard Cromme, Chairman of Siemens’ Supervisory Board.
“We regret what happened in the past. But we have learned from it and taken appropriate measures. Siemens is now a stronger company,” said Peter Löscher, Siemens’ President and CEO.
For convenience purposes the U.S. fines (payable in US$) were translated in Euro (EUR) based on an exchange rate of 1.30US$.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 430,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technical achievements, innovation, quality, reliability and internationality. In fiscal 2008, Siemens had revenue of €77.3 billion and a net income of €5.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.

Siemens AG Corporate Communications and Government Affairs Wittelsbacherplatz 2, 80333 Munich Germany Reference number: AXX200812.19 e wp	Media Relations: Stefan Schmidt Telephone: +49 89 636-34888 E-mail: schmidtstefan@siemens.com Siemens AG Wittelsbacherplatz 2, 80333 Munich Germany
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Press Presse Press Presse

Munich, Germany, December 15, 2008
Dr. Theo Waigel appointed as compliance monitor
Siemens AG announced today that it had engaged Dr. Theo Waigel, former German Minister of Finance, as its “compliance monitor.” The monitoring of a company’s compliance processes is typically part of the settlement of criminal charges in the United States. It was a requirement by the United States Department of Justice (DOJ) and the United States Securities and Exchange Commission (SEC) in connection with the settlements reached today.
Compliance monitors have until today always been Americans, usually former U.S. prosecutors or former federal judges. The appointment of a German national to serve as its compliance monitor was suggested by Siemens and agreed to by the U.S. authorities.
As compliance monitor, Dr. Waigel will deliver regular reports to the SEC und DOJ regarding the effectiveness of the Company’s newly implemented compliance measures.
“Theo Waigel is the first compliance monitor who is not a U.S. national. This, too, is further evidence of the sensitivity and prudence of the authorities. And it can certainly also be seen as evidence that the company’s course of clarification and change over the past two years has restored trust,” said Gerhard Cromme, Chairman of Siemens’ Supervisory Board.
“Theo Waigel will support us here with his expert advice in his role as monitor. I am thankful for that. And I look forward to working with him,” said Peter Löscher, Siemens’ President and CEO.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 430,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technical achievements, innovation,

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quality, reliability and internationality. In fiscal 2008, Siemens had revenue of €77.3 billion and a net income of €5.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.
Disclaimer
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigation we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Media Relations: Stefan Schmidt
Corporate Communications and Government Affairs	Telephone: +49 89 636-34888
Wittelsbacherplatz 2, 80333 Munich	E-mail: schmidtstefan@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX200812.20 e wp	Germany

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: December 15, 2008
/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
Name:	Dr. Juergen M. Wagner
Title:	Head of Financial Disclosure and Corporate Performance Controlling